State of Delaware
Secretary of State
Division of Corporations
Delivered 06:14 PM 05/28/2021
FILED 06:14 PM 05/28/2021
SR 20212238733 - File Number 5957787

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is MyDentalWig Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 2140 South DuPont Hwy (street), in the City of Camden, County of Kent County Zip Code 19934. The name of the Registered Agent at such address upon whom process against this corporation may be served is Rocket Corporate Services Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 1500 shares (number of authorized shares) with a par value of 0.00 per share.

5. The name and mailing address of the incorporator are as follows:

Name Michael Miller-McCreanor

Mailing Address 2140 S Dupont Hwy
Camden, DE Zip Code 19934

By: /s/Michael Miller-McCreanor
Incorporator

Name: Michael Miller-McCreanor
Print or Type

Statement and Resignation by Written Consent of the Incorporator of MyDentalWig Inc.

The undersigned, being the sole incorporator of MyDentalWig Inc. (the ''Corporation''), a corporation filed in the state of DE, adopts the following resolutions by written consent without a meeting, which shall be effective immediately upon the existence of the Corporation.

RESOLVED, that each person named below is appointed to serve as initial director of the Corporation until the first meeting of the shareholders or until his/her successors are elected and qualified to serve:

     1   Lydie Livolsi

RESOLVED, that this Written Consent shall be filed in the Corporation's minute book by the initial directors.

RESOLVED, that the undersigned resigns as incorporator of the Corporation and relinquishes any and all control of, authority over, or involvement with the Corporation—real or perceived—to the initial director/s of the Corporation, effective immediately upon the existence of the Corporation.

Signed and executed by the incorporator on 5/28/2021.

_____
Michael Miller-McCreanor, Incorporator



EIN Assistant

Your Progress: 1. Identity ✓   2. Authenticate ✓   3. Addresses ✓   4. Details ✓   **5. EIN Confirmation**

Congratulations! The EIN has been successfully assigned.

EIN Assigned: **87-0967208**

Legal Name: **MYDENTALWIG INC**

The confirmation letter will be mailed to the applicant. This letter will
be the applicant's official IRS noticeand will contain important
information regarding the EIN. Allow up to 4 weeks for the letter to
arrive by mail.

We strongly recommend you print this page for your records.

Click "Continue" to get additional information about using the new EIN | Continue>> |

Help Topics
❓

[Can the EIN be used before the
confirmation letter is
received?](#)